EXHIBIT 21

Subsidiaries of the L.S. Starrett Company

Subsidiary	State/Jurisdiction of Incorporation

Tru-Stone Technologies, Inc.	Delaware
Starrett Kinemetric Engineering, Inc.	Delaware
Starrett Bytewise Development, Inc.	Delaware
Starrett Metrology Services, Inc.	Delaware
Evans Rule Company, Inc.	New Jersey
The L.S. Starrett Co. of Canada Limited	Canada
The L.S. Starrett Company Limited	U.K.
Starrett Precision Optical Limited	U.K.
Starrett GmbH	Germany
Starrett (Asia) Pte Ltd.	Singapore
The L.S. Starrett Company Limited (Japan)	U.K.
Starrett Industria E Commercio Ltda.	Brazil
Starrett Argentina S.A.	Argentina
The L.S. Starrett Company of Mexico, S.deR.L.deC.V.	Mexico
Starrett Tools (Suzhou) Co. Ltd.	China
Starrett Tools (Shanghai) Co. Ltd.	China
The L.S. Starrett Co. of Australia Pty Ltd.	Australia
Starrett (New Zealand) Limited	New Zealand